EXHIBIT 99.1

                                             NEWS

                                    RE:      Tefron Ltd.
                                             Ind. Center Teradyon
                                             P.O. Box 1365
                                             Misgav 20179
                                             Israel
                                             (NYSE:  TFR)

AT THE COMPANY                      AT INVESTOR RELATIONS LTD.

Asaf Alperovitz                     Roni Gavrielov
Chief Financial Officer
+972-4-9900803                      +972-3-5167620
Fax: +972-4-9900054                 Fax: +972-3-5167619

                      TEFRON ANNOUNCES DECISION TO EXERCISE
                             ALBA HEALTH PUT OPTION

MISGAV, ISRAEL, DECEMBER 22, 2005 -- Tefron Ltd. (NYSE:TFR; TASE: TEFRON), one of the world's leading producers of seamless intimate apparel and active wear, today announced that its Board of Directors had authorized the exercise of its option to require AlbaHealth LLC to purchase its ownership interest in AlbaHealth, which manufactures and sells textile healthcare products. Under the terms of the option agreement, the net proceeds payable to Tefron from the sale of the interest are expected to be approximately $11 million payable over three years, and Tefron expects to record a loss of approximately $6.5 million in the fourth quarter of 2005, most of which is non-cash. Upon completion of the transaction, the company will cease to consolidate the financial statements of AlbaHealth, which include net debt of approximately $9.4 million.

AlbaHealth's obligation to purchase Tefron's ownership interest, and the receipt of payment by Tefron for its interest, are subject to the satisfaction of conditions relating to AlbaHealth's assets and liabilities, compliance with its credit agreement and obtaining of sufficient financing. There is no assurance that these conditions will be satisfied. If they are not satisfied, the option exercise period under the option agreement will be extended accordingly.

Yos Shiran, Tefron's Chief Executive Officer, said: "I am pleased with this strategic move. Tefron's exercise of the option to sell its interest in AlbaHealth will strengthen Tefron's focus on its core businesses - intimate apparel, active wear and swim wear. Completion of the transaction will also improve the company's balance sheet by reducing debt and increasing cash."

Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, The Gap, Banana Republic, Target, Warnaco/Calvin Klein, Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. The Company's Healthcare Division manufactures and sells a range of textile healthcare products.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.

                                       2